                                                                   Exhibit 12.1
Alestra, S. de R. L. de C. V.
Computation of Ratio of Earnings to Fixed Charges
(Expressed in thousands of Mexican Pesos in purchasing power as of September 31, 2002)

                                                                                         For the nine
                                                                                         months ended
                                                              For the years ended        September 31
                                                       --------------------------------  ------------
                                                        1997    1998   1999  2000  2001  2001   2002
                                                       ------  ------  ----  ----  ----  ----  ------
Net loss.............................................. (1,712) (2,938) (462) (551) (651) (608) (1,212)
Amortization of capitalized interest..................     --       6     6     6     6     4       4
Capitalized interest..................................    (54)
                                                       ------  ------  ----  ----  ----  ----  ------
Net (loss) income as adjusted......................... (1,766) (2,932) (456) (544) (645) (604) (1,208)
Fixed charges:
Interest expense......................................    180     456   897   789   781   597     599
Capitalized interest..................................     54       6     6     6     6     4       4
Rental expense representative of interest.............     19      20    20    19    18    14      16
                                                       ------  ------  ----  ----  ----  ----  ------
Total fixed charges...................................    253     482   923   814   805   614     619
                                                       ------  ------  ----  ----  ----  ----  ------
Total adjusted earnings available for payment of fixed
  charges (1)......................................... (1,513) (2,450)  467   210   110    10    (589)
Ratio of earnings to fixed charges (2)................     --      --    --    --    --    --      --
Total adjusted earnings available for payment of fixed
  charges, after taking into account adjustments to
  accord with US GAAP (1) (3)......................... (2,024) (2,295)  585   367   246    62    (497)
Ratio of earnings to fixed charges with adjustments to
  accord with US GAAP (1).............................     --      --    --    --    --    --      --

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   (1) For the purposes of computing the ratio of earnings to fixed charges, earnings consist of consolidated income (loss) before provisions for income tax and employees' profit sharing plus fixed charges (without duplication of \capitalized interest). Fixed charges consist of interest expense (expensed or capitalized), plus the estimated interest portion of rent expense (estimated to be one-third of rents expensed or capitalized).
   (2) Due to Alestra's losses, the ratio coverage in all the periods presented was less than 1.1. Alestra must generate additional earnings of Ps. 1,766, Ps. 2,932, Ps. 456, Ps. 544, Ps. 645, Ps. 604 and Ps. 1,208 for
       the years ended December 31, 1997, 1998, 1999, 2000, 2001, and the nine months ended September 30, 2001 and 2002, respectively.
   (3) For the years ended December 31, 1997, 1998, 1999, 2000, 2001 and the nine months ended September 30, 2001 and 2002, earnings as determined under U.S. GAAP were insufficient to cover fixed charges by approximately Ps. 2,275, Ps. 2,771, Ps. 327, Ps. 437, Ps. 549, Ps. 552
       and Ps. 1,116 respectively.